EXHIBIT 99 A

This Schedule 13G is being filed by the TCW Group, Inc., a Nevada corporation (“TCW”), on behalf of itself and its direct and indirect subsidiaries, which collectively constitute The TCW Group, Inc. business unit (the “TCW Business Unit” or the “Reporting Person”).  The TCW Business Unit is primarily engaged in the provision of investment management services.

As of July 6, 2001, the ultimate parent company of TCW is Société Générale, S.A., a corporation formed under the laws of France (“SG”).  The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW Business Unit.

SG, for purpose of the federal securities laws, may be deemed ultimately to control TCW and the TCW Business Unit.  SG, its executive officers and directors, and its direct and indirect subsidiaries (including all business units except the TCW Business Unit), may beneficially own shares of the securities of the issuer to which this schedule relates (the “Shares”) and such shares are not reported in this statement.  In accordance with Securities and Exchange Commission (“SEC”) Release No. 34-39538 (January 12, 1998), and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of Shares beneficially owned by the Reporting Person.  The Reporting Person disclaims beneficial ownership of Shares beneficially owned by SG and any of SG’s other business units.

Except as noted below, the reported securities are directly owned by HAMCO, and the issued and outstanding shares of voting common stock of HAMCO are owned by the Funds.  Pursuant to an Amended and Restated Stockholders Agreement, Voting Agreement and Irrevocable Proxy dated September 24, 2003, by and among HAMCO, the Funds and the holders of the HAMCO Preferred Stock (filed as Exhibit 7 to the Original Schedule 13D), the Funds were granted sole disposition discretion with respect to the Company Shares.  The Funds have delegated all disposition and voting discretion to their respective investment advisor, and thus disclaim any beneficial ownership of the Common Stock covered by this Schedule 13D.

The reported numbers of shares of Common Stock include (a) 7,500 options exercisable for Common Stock granted by the Company to John C. Rocchio on December 11, 2001, which are exercisable until December 11, 2011 at an exercise price of $1.65, (b) 7,500 options exercisable for Common Stock granted by the Company to John C. Rocchio on July 19, 2002, which are exercisable until July 19, 2012 at an exercise price of $3.30, and (c) 7,500 options exercisable for Common Stock granted by the Company to John C. Rocchio on June 19, 2003, which are exercisable until June 19, 2013 (collectively, the “Options”).  Pursuant to the organizational documents and policies of the Funds, the Funds are entitled to the economic benefits of all options granted to Group personnel who serve as directors of portfolio companies.  As a result, John C. Rocchio disclaims beneficial ownership of the reported securities.  The percentages of the outstanding shares of Common Stock beneficially owned by the Reporting Persons reported herein assume the exercise in full of the Options.